Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hawkins, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-87582, 333-123080, 333-172761, 333-174735, 333-228128 and 333-234432) on Form S-8 of Hawkins, Inc. of our report dated May 20, 2020, except as to the stock split and par value adjustment as described in Note 1, which are as of June 2, 2021, with respect to the consolidated balance sheet of Hawkins, Inc. as of March 29, 2020 and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended March 29, 2020.

Our report dated May 20, 2020 refers to a change to the method of accounting for leases.

/s/ KPMG LLP
Minneapolis, Minnesota
June 2, 2021